Filed Pursuant to General Instruction II.L of Form F-10

Registration No. 333-275215

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated November 24, 2023

New Issue	November 29, 2023

GOLDMINING INC.

Up to US$50,000,000

Common Shares

This prospectus supplement (the "prospectus supplement") of GoldMining Inc. ("GoldMining" or the "Company"), together with the accompanying short form base shelf prospectus to which this prospectus supplement relates dated November 24, 2023 (the "prospectus") qualifies the distribution (the "Offering") of common shares (the "Offered Shares") of the Company having an aggregate sale price of up to US$50,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See "Plan of Distribution".

The issued and outstanding common shares (the "Common Shares") of the Company are listed and posted for trading on the Toronto Stock Exchange ("TSX") and on the NYSE American LLC ("NYSE American") under the symbol "GOLD" and "GLDG", respectively. On November 28, 2023, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSX was $1.25 per Common Share and on the NYSE American was US$0.92 per Common Share. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Company fulfilling all of the requirements of the TSX. The Company has also received authorization to list the Offered Shares distributed under the Offering on the NYSE American.

The Company has entered into an equity distribution agreement dated November 24, 2023 (the "Distribution Agreement") with BMO Nesbitt Burns Inc., Canaccord Genuity Corp. and Laurentian Bank Securities Inc. (the "Canadian Agents") and BMO Capital Markets Corp., Canaccord Genuity LLC, H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC (the "U.S. Agents" and, together with the Canadian Agents, the "Agents"), pursuant to which the Company may distribute up to US$50,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. See "Plan of Distribution". The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Company's registration statement on Form F-10, as amended (File No. 333-275215) (the "Registration Statement"), filed with the United States Securities and Exchange Commission (the "SEC") of which this prospectus supplement forms a part.

Sales of Offered Shares, if any, under this prospectus supplement will only be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 — Shelf Distributions ("NI 44-102"), involving sales made directly on the TSX, the NYSE American or on any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate or complete after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agents are not registered as broker-dealers in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada, and the U.S. Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States. See "Plan of Distribution".

The Company will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the "Commission"). The amount of the Commission shall not exceed [2.5]% of the gross sales price per Offered Share sold; provided that the Company shall not be obligated to pay the Commission on any sale of Offered Shares that is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American; (ii) a material disruption in securities settlement or clearance services in the United States or Canada; or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. In addition, the Company has agreed to reimburse the Agents for certain expenses incurred in connection with the Offering. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement, will be approximately C$350,000 (exclusive of taxes and disbursements). See "Plan of Distribution".

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada ("MJDS"), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and are reported in Canadian dollars, and may not be comparable to financial statements of United States companies. See "Financial and Exchange Rate Information".

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, certain of the officers and directors are not residents of the United States, that some or all of the Agents or experts named in this prospectus supplement and in the accompanying prospectus are not residents of the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States. See "Enforceability of Certain Civil Liabilities".

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Risk Factors".

In connection with the sale of the Offered Shares on our behalf, the Agents may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement and the related prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See "Plan of Distribution".

The Company's head office is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2 and its registered office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Investors should rely only on the information contained in or incorporated by reference into the accompanying prospectus, of which this prospectus supplement forms a part. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus supplement (including the accompanying prospectus) or to be incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. No offer of the Offered Shares is being made in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein.

Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to "C$" or "$" are to Canadian dollars, and references to "US$" are to U.S. dollars. See "Financial and Exchange Rate Information".

(ii)

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	S-1
FINANCIAL AND EXCHANGE RATE INFORMATION	S-3
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	S-3
TECHNICAL AND THIRD-PARTY INFORMATION	S-4
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-5
DOCUMENTS INCORPORATED BY REFERENCE	S-5
WHERE YOU CAN FIND MORE INFORMATION	S-5
THE COMPANY	S-6
CONSOLIDATED CAPITALIZATION	S-6
USE OF PROCEEDS	S-6
PLAN OF DISTRIBUTION	S-7
PRIOR SALES	S-9
TRADING PRICE AND VOLUME	S-10
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-11
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-14
RISK FACTORS	S-20
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	S-22
LEGAL MATTERS	S-22
AUDITOR, TRANSFER AGENT AND REGISTRAR	S-22
ELIGIBILITY FOR INVESTMENT	S-22
STATUTORY EXEMPTIONS	S-23
PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	S-23

(iii)

TABLE OF CONTENTS OF THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 24, 2023

ABOUT THIS PROSPECTUS	2
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	2
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	4
FINANCIAL INFORMATION	5
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	5
TECHNICAL AND THIRD-PARTY INFORMATION	6
MARKETING MATERIALS	6
DOCUMENTS INCORPORATED BY REFERENCE	6
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	8
AVAILABLE INFORMATION	9
SUMMARY OF DESCRIPTION OF BUSINESS	9
CONSOLIDATED CAPITALIZATION	13
USE OF PROCEEDS	15
EARNINGS COVERAGE RATIO	15
PLAN OF DISTRIBUTION	15
DESCRIPTION OF SECURITIES	17
PRIOR SALES	29
TRADING PRICE AND VOLUME	30
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	30
EXEMPTIONS	30
RISK FACTORS	30
LEGAL MATTERS	32
INTERESTS OF EXPERTS	32
AUDITOR, TRANSFER AGENT AND REGISTRAR	33
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES	33
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	34
CONTRACTUAL RIGHTS OF RESCISSION	34
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	34

(iv)

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-10 (File No. 333-275215) that we filed with the SEC on October 30, 2023, as amended by Amendment No. 1 to Form F-10 that was filed with the SEC on November 27, 2023, and that was declared effective by the SEC on November 28, 2023 using a “shelf” registration process. This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

The representations, warranties and covenants made by the Company in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to investors. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of affairs of the Company.

Investors should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference therein on the date hereof), investors should rely on the information in this prospectus supplement. The Company has not, and the Agents have not, authorized anyone to provide investors with different or additional information. If anyone provides investors with any different, additional, inconsistent or other information, investors should not rely on it. This prospectus supplement and the accompanying prospectus contain summaries of certain provisions contained in some of the documents described herein or therein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of these documents have been filed, will be filed or will be incorporated by reference in the accompanying prospectus, and investors may obtain copies of those documents as described below in the section entitled "Where You Can Find More Information".

Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. The Company's business, financial condition, results of operations and prospects may have changed since those dates. Information contained on, and references herein or in any documents that are incorporated by reference in the accompanying prospectus to, the Company's website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein, do not incorporate by reference the information on such website, and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "GoldMining" or the "Company", refer to GoldMining Inc. together with its subsidiaries. All other trademarks, service marks or other trade names appearing in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this prospectus supplement and the accompanying prospectus may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this prospectus supplement contains Forward-Looking Statements pertaining to the following: future sales of Offered Shares under the Offering; receipt of future payments under the NevGold Option Agreement (as defined herein) and expectations regarding NevGold Corp.'s proposed work programs and the expected benefits of the transactions under the NevGold Option Agreement; use of funds; capital expenditure programs and the timing and method of financing thereof; the requirement for additional financing in order to maintain the Company's operations and exploration activities; expectations respecting the receipt of necessary licences and permits, including obtaining extensions thereof; future acquisitions of mineral properties; the Company's vision and strategy; the criteria the Company will use when assessing potential acquisitions; the Company's belief that it will continue to be able to locate and retain professionals with the necessary specialized skills and knowledge; the Company's intention and ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and production; the Company's ability to raise the capital necessary to fund its operations and the potential development of its properties; the Company's ability to obtain the resources to conduct exploration and development activities on its properties; the Company's intention to continue to make expenditures to ensure compliance with applicable laws and regulations; the Company's intentions and expectations regarding exploration at any of its mineral properties; forecasts relating to mining, development and other activities at the Company's operations; potential increases in the ultimate recovery of gold from its properties; forecasts relating to market developments and trends in global supply and demand for gold; future royalty and tax payments and rates; future work on the Company's non-material properties; and the Company's mineral reserve and mineral resource estimates.

Forward-Looking Statements are based on a number of material assumptions including, but not limited to, those listed here, which could prove to be significantly incorrect: current gold, silver, base metal and other commodity prices will be sustained, or will improve; the proposed development of the Company's projects will be viable operationally and economically and will proceed as expected; any additional financing required by the Company will be available, and on reasonable terms; the accuracy of any mineral reserve and mineral resource estimates; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. Prospective investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the Forward-Looking Statements. Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this prospectus supplement and accompanying prospectus, including, without limitation, the following: risks related to the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties; risks related to the uncertainty of Mineral Resource estimates; risks related to the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity; risks related to potential acquisitions of additional mineral properties; risks related to the Company's ability to renegotiate existing agreements related to certain of its projects; risks related to obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company's current and future projects and operations; risks related to government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as "social licence"), including the ability to obtain and maintain such approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of noncompliance; risks related to the presence of artisanal miners; risks inherent in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations; risks related to natural phenomena, terrorism, civil unrest and public health concerns (including health epidemics or pandemics); risks related to property and mineral title, including defective title to mineral claims or property; risks related to climate change and environmental regulation and liability; risks related to uncertainty of the performance of contractors; costs, delays and other risks associated with statutory and regulatory compliance; risks related to the Company's dependence on information technology systems and the possibility of cyber threats; risks related to general economic conditions; risks related to gold and other commodity price fluctuations and volatility; risks related to the fact that the Company has no known Mineral Reserves and that no economic reserves may exist on the Company's projects; risks related to the uncertainty of profitability, as the Company has no history of earnings; risks related to competitive conditions in the mineral exploration and mining industry; risks related to foreign exchange fluctuations; global financial conditions; risks related to the ability of the Company to retain skilled and experienced personnel, contractors, management and employees; risks related to potential litigation; risks related to foreign operations; risks related to possible conflicts of interest; risks related to the adequacy of the Company's internal controls over financial reporting as such standards are modified, supplemented or amended from time to time; uninsurable risks; the Company's broad discretion relating to the use of proceeds raised hereunder; the absence of a market through which the Securities, other than the Common Shares, may be sold; and additional factors described under the heading "Risk Factors" in this Prospectus, and under the heading "Risk Factors" herein, in the accompanying prospectus and in the section titled "Risk Factors" in the Company's annual information form for the fiscal year ended November 30, 2022, dated February 28, 2023 the ("Annual Information Form") and incorporated by reference in the accompanying prospectus, of which this prospectus supplement forms a part.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-Looking Statements.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under "Risk Factors", in the accompanying prospectus and in the Annual Information Form.

FINANCIAL AND EXCHANGE RATE INFORMATION

The Company's annual consolidated financial statements that are incorporated by reference into the prospectus, of which this prospectus supplement forms a part, have been prepared in accordance with IFRS and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies. The Company's interim financial statements that are incorporated by reference into the prospectus, of which this prospectus supplement forms a part, have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, and are reported in Canadian dollars.

In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to "C$" or "$" are to Canadian dollars, and references to "US$" are to U.S. dollars.

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. The high, low, average and closing exchange rates for United States dollars in terms of the Canadian dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Year ended November 30 (C$)
	2022	2021	2020
High	1.3856	1.2952	1.4496
Low	1.2451	1.2040	1.2965
Average	1.2948	1.2536	1.3446
Closing	1.3508	1.2792	1.2965

	Nine months ended August 31 (C$)
	2023	2022
High	1.3807	1.3138
Low	1.3128	1.2451
Average	1.3462	1.2772
Closing	1.3531	1.3111

On November 28, 2023, the exchange rate provided by the Bank of Canada was C$1.00 = US$0.7363 (US$1.00 = C$1.3581).

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, as applicable, have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, mining terms used herein and the accompanying prospectus and in any document incorporated by reference but not otherwise defined have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") classification system, the CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council. NI 43-101 permits disclosure of a "historical estimate" (as defined in NI 43-101) using historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) the extent known, provides the key assumptions, parameters, and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the difference; (e) includes any more recent estimates or data available; (f) comments on what work needs to be done to upgrade or verify the historical estimate as current mineral resources or mineral reserves; and (g) states with equal prominence that: (i) a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves; and (ii) the disclosing company is not treating the historical estimate as current mineral resources or mineral reserves.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or mineral reserves. "Inferred Mineral Resources" have a greater amount of uncertainty as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws.

Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K ("Regulation S-K 1300") of the U.S. Securities Act which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

Under Regulation S-K 1300, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to the corresponding CIM Standards. As a foreign private issuer filing this prospectus supplement and the accompanying prospectus with the SEC pursuant to MJDS, the Company is not required to provide disclosure on its mineral properties under Regulation S-K 1300 and will continue to provide disclosure under NI 43-101 and the CIM Standards. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under MJDS, then the Company will be required to provide disclosure on its mineral properties under Regulation S-K 1300.

United States investors are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Standards, which definitions have been adopted by NI 43‑101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Information contained in this prospectus supplement and the accompanying prospectus and the portions of documents incorporated by reference herein or therein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with U.S. federal securities laws and the rules and regulations thereunder.

TECHNICAL AND THIRD-PARTY INFORMATION

This prospectus supplement and accompanying prospectus, including the documents incorporated by reference therein, includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

As of the date of this prospectus supplement, the Company considers its La Mina Gold-Copper Project and its Titiribi Gold-Copper Project, located in Colombia, its São Jorge Gold Project, located in the State of Pará, northeastern Brazil, and its interest in the Whistler Gold-Copper Project, located in Alaska, United States, through its holdings of U.S. GoldMining Inc. ("USGO"), to be its material properties for the purposes of NI 43-101.

We have obtained certain information contained in this prospectus supplement concerning the industries in which we operate from publicly available information from third party sources. We have not verified the accuracy or completeness of any information contained in such publicly available information. In addition, we have not determined if any such third party has omitted to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information became publicly available or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the Distribution Agreement; (2) the documents listed under "Documents Incorporated by Reference"; (3) the consent of PricewaterhouseCoopers LLP; (4) the consent of the Company's Canadian counsel, Sangra Moller LLP; (5) the consent of the Agents' Canadian counsel, DLA Piper (Canada) LLP; (6) powers of attorney from certain of the Company's directors and officers (included on the signature page to the Registration Statement); and (7) in connection with the accompanying prospectus, the consents of the "qualified persons" referred to therein under "Interest of Experts".

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purposes of the distribution of the Offered Shares. The documents listed under the section entitled "Documents Incorporated by Reference" in the accompanying prospectus, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, the accompanying prospectus and, as of the date of this prospectus supplement, remains unchanged. For further information on the documents incorporated by reference into the prospectus and how to receive copies thereof, please see "Documents Incorporated by Reference" in the prospectus.

If the Company disseminates a news release in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a "designated news release" for the purposes of the accompanying prospectus, of which this prospectus supplement forms a part, in writing on the face page of the version of such news release that the Company files on SEDAR+ (each such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into the accompanying prospectus, of which this prospectus supplement forms a part, for the purposes of the Offering.

In addition, any other report on Form 6-K or Form 40-F or the exhibits thereto filed with or furnished to the SEC by the Company under the Exchange Act, from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement and the accompanying prospectus forms a part, but in the case of Form 6-K, only if and to the extent expressly so provided in any such report. The Company’s reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10, as amended (File No. 333-275215), under the U.S. Securities Act with respect to the Offered Shares offered under this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus supplement or the prospectus but contained in the Registration Statement is available on EDGAR under the Company's profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also a SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the prospectus, including the sections titled "Risk Factors", and the Annual Information Form, as well as the documents incorporated by reference herein and therein before making an investment decision.

GoldMining is a mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, located in Colombia; the São Jorge, Cachoeira, Surubim, Boa Vista, Batistão, Montes Aureos and Trinta Gold Projects, located in Brazil; the Crucero Gold Project, located in Peru; the Almaden Gold Project, located in Idaho, United States, which is subject to an option to a subsidiary of NevGold Corp. pursuant to the option agreement dated June 13, 2022 among the Company, NevGold Corp. and its subsidiary (the "NevGold Option Agreement"); and the Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and Alberta, Canada, respectively. For further information on our current projects, please see "Description of the Business" and "Description of Mineral Projects" in the Annual Information Form.

In addition, as of the date hereof, the Company owns approximately 80% of the outstanding shares of common stock of USGO, a subsidiary of the Company that completed its initial public offering and listing on the Nasdaq Capital Market in April 2023, and whose sole project is currently the Whistler Gold-Copper Project, located in Alaska, United States. USGO is consolidated by the Company in its financial statements and financial reporting, as USGO is majority owned and controlled having common management and a common director.

The Company does not have any operating income or cash flow from its properties, nor does it have a history of income from operations. The Company's operations and cash flow are primarily funded by and derived from equity financings.

CONSOLIDATED CAPITALIZATION

As a result of the Offering, the shareholder's equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

Other than as set forth above and herein under "Prior Sales", and in the accompanying prospectus, under "Consolidated Capitalization", there have been no material changes in the Company's share or loan capital on a consolidated basis since the date of the unaudited condensed consolidated interim financial statements of the Company for the three and nine month periods ended August 31, 2023 and August 31, 2022, together with the notes thereto (the "Interim Financial Statements").

USE OF PROCEEDS

The Company intends to use the net proceeds from the Offering, if any, to fund the exploration and development of its mineral properties, including to complete minimum work programs, property payments and other expenditures to maintain the Company's property rights, to fund future acquisitions as may be determined by the Company, and for working capital. The Company has a negative cash flow from operating activities in its most recently completed financial year, and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents in an "at-the-market distribution" under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to US$50,000,000. The Agents will receive the Commission of up to 2.5% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See "Risk Factors".

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents under which the Company may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$50,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made will be made by means of ordinary brokers' transactions at market prices, in negotiated transactions or in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, or "at-the-market" offerings as defined in Rule 415 under the Securities Act, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States, sales made to or through a market maker other than on an exchange, in block transactions or by any other method permitted by law, at prices related to the prevailing market prices or at negotiated prices, or as otherwise agreed upon by one or more of the sales agents and the Company. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Company will identify in the placement notice which Agent or Agents will affect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company's behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to an applicable Agent or Agents shall be effective upon delivery unless and until: (i) the applicable Agent or Agents declines to accept the terms contained in the placement notice or such Agent or Agents does not promptly confirm the acceptability of such placement notice; (ii) the entire amount of Offered Shares under the placement notice are sold; (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement; (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice; or (v) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares as principals pursuant to the Distribution Agreement.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 2.5% of the gross sales price per Offered Share sold, provided however, that the Company shall not be obligated to pay the Agents any Commission on any sale of Offered Shares that it is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American; (ii) a material disruption in securities settlement or clearance services in the United States or Canada; or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Company following close of trading on the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth: (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the TSX, on the NYSE American or on any other marketplace in Canada or the United States); (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the TSX, on the NYSE American or on any other marketplace in Canada or the United States); (iii) the gross proceeds; (iv) the Commission payable by the Company to the Agents with respect to such sales; and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company's annual and interim financial statements and related management's discussion and analysis, annual information forms and annual reports on Form 40-F, filed with the Canadian securities regulators on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Company and the Agents may agree.

The Canadian Agents are not registered as broker-dealers in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada, the U.S. Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States.

The sales, if any, of Offered Shares made under the Distribution Agreement will be made by means ordinary brokers' transactions at market prices, in negotiated transactions or in transactions that are deemed to be "at-the-market" offerings as defined in Rule 415 under the U.S. Securities Act, including sales made to or through a market maker other than on an exchange, in block transactions or by any other method permitted by law, at prices related to the prevailing market prices or at negotiated prices, or as otherwise agreed upon by one or more of the Agents and the Company.

In connection with the sales of the Offered Shares on the Company's behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, including the Agents, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement and the related prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately C$350,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earliest of: (i) December 24, 2024; (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement; and (iii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this prospectus supplement.

The Common Shares are listed on the TSX and the NYSE American. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Company fulfilling all of the requirements of the TSX. The NYSE American has authorized the listing of certain Offered Shares distributed under the Offering.

PRIOR SALES

The following table summarizes the issuances by the Company of Common Shares and securities convertible into Common Shares within the 12 months prior to the dates of this prospectus supplement:

Date of Issuance	Type of Security	Number Issued		Issue Price
November 21, 2022	Common Shares	12,500	(3)	$1.22
November 23, 2022	Common Shares	950,000		US$1.04	(6)
November 23, 2022	Common Shares	300,000		$1.40	(6)
November 24, 2022	Common Shares	22,564	(3)	$1.60
November 24, 2022	Restricted Shares	239,490	(5)	$1.60
November 24, 2022	Options	4,145,500	(4)	$1.60
November 25, 2022	Common Shares	300,000		$1.59	(6)
November 25, 2022	Common Shares	700,000		US$1.19	(6)
November 25, 2022	Common Shares	55,000		$1.60	(6)
November 28, 2022	Common Shares	5,000	(1)	$0.78	(2)
November 28, 2022	Common Shares	130,000		US$1.21	(6)
November 29, 2022	Common Shares	8,400		$1.63	(6)
November 29, 2022	Common Shares	45,789		US$1.22	(6)
November 30, 2022	Common Shares	35,000		$1.70	(6)
November 30, 2022	Common Shares	125,000		US$1.27	(6)
December 1, 2022	Common Shares	159,700		$1.80	(6)
December 1, 2022	Common Shares	330,000		US$1.33	(6)
December 2, 2022	Common Shares	150,673		US$1.41	(6)
December 2, 2022	Common Shares	48,300		$1.90	(6)
December 5, 2022	Common Shares	69,400		$1.89	(6)
December 5, 2022	Common Shares	177,193		US$1.40	(6)
December 7, 2022	Common Shares	3,300		$2.08	(6)
December 7, 2022	Common Shares	5,100		US$1.60	(6)
December 9, 2022	Common Shares	28,800		$1.78	(6)
December 9, 2022	Common Shares	127,500		US$1.30	(6)
December 12, 2022	Common Shares	20,300		US$1.31	(6)
December 13, 2022	Common Shares	20,396		US$1.36	(6)
December 13, 2022	Common Shares	8,200		$1.85	(6)
December 15, 2022	Common Shares	11,000		$1.87	(6)
December 15, 2022	Common Shares	58,551		US$1.36	(6)
December 20, 2022	Common Shares	150,000		US$1.26	(6)
December 22, 2022	Common Shares	12,500		$1.70	(6)
December 22, 2022	Common Shares	52,056		US$1.25	(6)
January 6, 2023	Common Shares	45,000		$1.54	(7)
January 6, 2023	Common Shares	129,200		US$1.14	(7)
January 9, 2023	Common Shares	50,000	(1)	$1.23	(2)
January 10, 2023	Common Shares	65,400		$1.58	(7)
January 10, 2023	Common Shares	100,300		US$1.17	(7)
January 11, 2023	Common Shares	25,000		$1.65	(7)
January 11, 2023	Common Shares	100,000		US$1.22	(7)
January 12, 2023	Common Shares	54,700		$1.63	(7)
January 12, 2023	Common Shares	95,900		US$1.22	(7)
January 16, 2023	Common Shares	10,600		$1.68	(7)
January 17, 2023	Common Shares	34,010		US$1.26	(7)
January 18, 2023	Common Shares	75,000		US$1.26	(7)
January 18, 2023	Common Shares	30,000		$1.69	(7)
January 19, 2023	Common Shares	231,272		US$1.32	(7)
January 19, 2023	Common Shares	16,900		$1.76	(7)
January 20, 2023	Common Shares	37,100		$1.79	(7)
January 20, 2023	Common Shares	96,535		US$1.34	(7)
January 23, 2023	Common Shares	90,000		US$1.33	(7)
January 23, 2023	Common Shares	33,500		$1.80	(7)
January 24, 2023	Common Shares	83,279		US$1.34	(7)
January 26, 2023	Common Shares	50,100		US$1.30	(7)
January 26, 2023	Common Shares	31,900		$1.74	(7)
January 27, 2023	Common Shares	96,855		US$1.31	(7)
January 27, 2023	Common Shares	30,000		$1.75	(7)
January 27, 2023	Common Shares	50,000	(1)	$1.34	(2)
February 7, 2023	Common Shares	75,000	(1)	$1.32	(2)
February 8, 2023	Common Shares	62,000	(1)	$1.23	(2)
February 23, 2023	Common Shares	35,000	(1)	$1.23	(2)
February 24, 2023	Common Shares	43,750	(3)	$1.60
March 24, 2023	Common Shares	100,000	(1)	$1.21	(2)
April 19, 2023	Common Shares	200,000	(1)	$1.20	(2)
May 1, 2023	Common Shares	51,166		US$1.05	(7)
May 2, 2023	Common Shares	29,320		US$1.04	(7)
May 3, 2023	Common Shares	1,993	(1)	$1.05	(2)
May 4, 2023	Common Shares	75,000		US$1.06	(7)
May 5, 2023	Common Shares	723		US$1.07	(7)
May 8, 2023	Common Shares	1,501,500		US$1.07	(7)
May 8, 2023	Options	50,000	(4)	$1.45
May 11, 2023	Common Shares	12,500	(3)	$1.41
May 24, 2023	Common Shares	85,676	(3)	$1.31
May 24, 2023	Options	75,000	(4)	$1.34
June 1, 2023	Common Shares	455,760		US$1.06	(7)
June 2, 2023	Common Shares	101,224		US$1.04	(7)
June 5, 2023	Common Shares	121,474		US$1.05	(7)
June 21, 2023	Common Shares	2,810,400		US$0.90	(7)
July 12, 2023	Common Shares	177,000		US$0.94	(7)
July 12, 2023	Common Shares	35,900		$1.24	(7)
July 13, 2023	Common Shares	51,416		US$0.93	(7)
July 13, 2023	Common Shares	13,000		$1.24	(7)
July 14, 2023	Common Shares	74,300		US$0.95	(7)
July 14, 2023	Common Shares	36,200		$1.25	(7)
July 17, 2023	Common Shares	78,735		US$0.95	(7)
July 17, 2023	Common Shares	15,900		$1.25	(7)
July 31, 2023	Common Shares	27,500	(1)	$1.60	(2)
July 31, 2023	Common Shares	50,000	(1)	$1.32	(2)
August 24, 2023	Common Shares	2,500,000		$1.09	(7)
August 24, 2023	Common Shares	43,750	(3)	$1.31
October 11, 2023	Common Shares	40,871		US$0.79	(7)
October 12, 2023	Common Shares	15,154		US$0.79	(7)
October 13, 2023	Common Shares	6,333		US$0.80	(7)
October 16, 2023	Common Shares	2,000,000		$1.05	(7)
October 17, 2023	Common Shares	27,182		US$0.81	(7)
October 17, 2023	Common Shares	38,800		$1.11	(7)
October 20, 2023	Common Shares	11,411		US$0.82	(7)
October 20, 2023	Common Shares	14,300		$1.11	(7)
October 24, 2023	Common Shares	26,100		US$0.79	(7)
October 24, 2023	Common Shares	7,100		$1.08	(7)
October 26, 2023	Common Shares	140,000		US$0.80	(7)
October 26, 2023	Common Shares	30,000		$1.09	(7)
October 27, 2023	Common Shares	4,200		$1.11	(7)
October 27, 2023	Common Shares	23,808		US$0.80	(7)
October 30, 2023	Common Shares	12,002		US$0.79	(7)
October 31, 2023	Options	50,000	(4)	$1.09
November 1, 2023	Common Shares	600		$1.10	(7)
November 1, 2023	Common Shares	40,456		US$0.79	(7)
November 2, 2023	Common Shares	36,500		$1.10	(7)
November 2, 2023	Common Shares	63,500		US$0.79	(7)
November 6, 2023	Common Shares	850,000	(1)	$1.09	(2)
November 4, 2023	Options	3,535,000	(4)	$1.09
November 10, 2023	Common Shares	35,000	(1)	$1.60	(2)
November 16, 2023	Common Shares	142,500	(1)	$0.78	(2)
November 20, 2023	Common Shares	350,000	(1)	$0.78	(2)
November 20, 2023	Common Shares	522,800		$1.14	(7)
November 20, 2023	Common Shares	7,200		US$0.87	(7)
November 22, 2023	Common Shares	1,000,000		$1.10	(7)
November 23, 2023	Common Shares	612,900		$1.14	(7)
November 24, 2023	Common Shares	43,750	(3)	$1.19	(8)
November 27, 2023	Common Shares	342,500	(1)	$0.78	(2),(9)

Notes:

(1)	Common Shares issued from the exercise of stock options.
(2)	Represents the exercise price of the stock options.
(3)	Common Shares issued from vested restricted share rights.
(4)	Stock options granted to management, employees and consultants.
(5)	Restricted share rights granted to management, employees and consultants.
(6)

Common Shares issued from distributions under the Company's "at-the-market" distribution equity program pursuant to an equity distribution agreement dated December 10, 2021 among the Company and the agents named therein, and qualified by a prospectus supplement dated December 10, 2021 to the Company's base shelf prospectus dated October 27, 2021. Common Shares sold with an Issue Price in "US$" were sold through the facilities of the NYSE American. Common Shares sold with an Issue Price in "$" were sold through the facilities of the TSX.

(7)

Common Shares issued from distributions under the Company's "at-the-market" distribution equity program pursuant to an equity distribution agreement dated December 30, 2022 among the Company and the agents named therein, and qualified by a prospectus supplement dated December 30, 2022 to the Company's base shelf prospectus dated October 27, 2021. Common Shares sold with an Issue Price in "US$" were sold through the facilities of the NYSE American. Common Shares sold with an Issue Price in "$" were sold through the facilities of the TSX.

(8)	Restricted Shares vested and issuance in progress at this time.
(9)	Options exercises received by the Company and issuance in progress at this time.

TRADING PRICE AND VOLUME

The Company's Common Shares are listed on the TSX under the stock symbol "GOLD" and on the NYSE American under the stock symbol "GLDG". The following table provides the monthly high and low sales price and trading volume of the Common Shares on the TSX for the 12-month period before the date of this prospectus supplement:

	Trading Summary
	High (C$)	Low (C$)	Volume Traded (#)
2022
November	1.94	1.10	6,337,783
December	2.20	1.49	6,311,514

2023
January	1.89	1.48	5,435,334
February	1.69	1.31	2,802,307
March	1.69	1.3	5,056,063
April	1.69	1.39	2,818,072
May	1.51	1.27	2,403,672
June	1.43	1.12	1,601,863
July	1.32	1.16	1,390,981
August	1.24	1.08	3,620,733
September	1.17	1.06	1,789,006
October	1.12	1.05	1,891,410
November 1 – 28	1.25	1.06	5,124,743

The following table provides the monthly high and low sales price and trading volume of the Common Shares on the NYSE American for the 12-month period before the date of this prospectus supplement:

	Trading Summary
	High (US$)	Low (US$)	Volume Traded (#)
2022
November	1.45	0.80	29,543,630
December	1.64	1.08	39,212,039
2023
January	1.415	1.08	22,243,523
February	1.26	0.97	11,638,346
March	1.26	0.935	17,855,992
April	1.26	1.02	11,246,097
May	1.125	0.94	13,753,706
June	1.07	0.86	14,518,546
July	1.00	0.87	9,394,408
August	0.95	0.79	8,515,076
September	0.86	0.78	4,968,071
October	0.83	0.76	7,695,284
November 1 – 28	0.93	0.76	13,054,674

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Sangra Moller LLP, Canadian counsel to the Company, and DLA Piper (Canada) LLP, Canadian counsel to the Agents, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company and the Agents, is not affiliated with the Company or the Agents, and will acquire and hold such Offered Shares as capital property (each, a "Holder"). Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (a) that is a "financial institution" for purposes of the "mark-to-market property" rules in the Tax Act; (b) an interest in which is or would constitute a "tax shelter investment" (as defined in the Tax Act); (c) that is a "specified financial institution" (as defined in the Tax Act); (d) that reports its "Canadian tax results" for purposes of the Tax Act in a currency other than Canadian currency; (e) that is exempt from tax under the Tax Act; (f) that has entered into, or will enter into, a "synthetic disposition arrangement" or a "derivative forward agreement" (as those terms are defined in the Tax Act) with respect to the Offered Shares; or (g) that is a corporation resident in Canada that is, or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person or a group of persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm's length, for the purposes of the "foreign affiliate dumping" rules in Section 212.3 of the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the "Tax Proposals") which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980), as amended (the "Canada-U.S. Tax Convention"), and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars based on the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the CRA.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a "Resident Holder"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other "Canadian security" (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder's income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and be subject to the gross-up and dividend tax credit rules applicable to "taxable dividends" received by an individual from "taxable Canadian corporations" (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of "eligible dividends" designated by the Company in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as "eligible dividends".

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and will normally be deductible in computing such Resident Holder's taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a tax under Part IV of the Tax Act (which generally is refundable, subject to the detailed rules of the Tax Act) on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the year. A "subject corporation" is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Dispositions of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Residents of Canada – Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an "allowable capital loss") must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share, or a share substituted for such share, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax (which generally is refundable, subject to the detailed rules of the Tax Act) on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains. Tax Proposals released on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of "aggregate investment income" to "substantive CCPCs" as defined in such Tax Proposals. As of August, 4, 2023, the government is continuing to invite stakeholder feedback and such measures remain in the proposal stage. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a "Non-Resident Holder"). The term "U.S. Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, unless the Offered Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Provided the Offered Shares are listed on a "designated stock exchange" (as defined in the Tax Act) (which currently includes the TSX) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) one or any combination of: (i) the Non-Resident Holder; (ii) persons with whom the Non-Resident Holder does not deal at arm's length; or (iii) partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons who do not deal at arm's length with the Non-Resident Holder, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute "taxable Canadian property" in their own particular circumstances.

If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under "Residents of Canada — Disposition of Offered Shares" and "Residents of Canada — Taxation of Capital Gains and Capital Losses" will generally apply.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this prospectus supplement. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder of Offered Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the U.S. Internal Revenue Service (the "IRS") or legal opinion has been requested, or will be obtained, regarding the potential U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) ("Treasury Regulations"), U.S. court decisions published rulings and administrative positions of the IRS, and the Canada-U.S. Tax Convention, in each case, in effect as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner possibly with retroactive effect, at any time. Except as provided herein, this summary does not discuss the potential effects of any proposed legislation.

U.S. Holder

For purposes of this section, a "U.S. Holder" is a beneficial owner of Offered Shares acquired pursuant to this prospectus supplement that is (a) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (b) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holder

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of Offered Shares that is neither a U.S. Holder nor a partnership (or other "pass-through" entity) for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders relating to the acquisition, ownership, and disposition of Offered Shares. Accordingly, Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of the Canada-U.S. Tax Convention or any other tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Holders Subject to Certain U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to certain provisions under the Code, including: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (e) U.S. Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold Offered Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; (g) U.S. Holders that are partnerships or other flow-through entities; (h) U.S. Holders that are subject to special tax accounting rules with respect to the Offered Shares for U.S. federal income tax purposes; (i) U.S. Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; or (j) U.S. Holders that own, directly, indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. The summary below also does not address the impact of the Offering on persons who are U.S. expatriates or former long-term residents of the United States subject to Sections 877 or 877A of the Code. U.S. Holders and others that are subject to certain provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Tax Considerations Other than U.S. Federal Income Tax Considerations Not Addressed

This summary does not address the U.S. state and local tax, U.S. estate, gift, and generation-skipping tax, U.S. federal net investment income, U.S. federal alternative minimum tax, or non-U.S. tax considerations to U.S. Holders relating to the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local tax, U.S. estate, gift, and generation-skipping tax, U.S. federal net investment income, U.S. federal alternative minimum tax and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Federal Income Tax Considerations of the Acquisition, Ownership and Disposition of Offered Shares

Classification as a Passive Foreign Investment Company

As discussed below under "Passive Foreign Investment Company Rules – PFIC Status of the Company", although the Company has not made a formal determination as to whether it was a "passive foreign investment company" under Section 1297 of the Code ("PFIC") for the taxable year ended November 30, 2022, the Company believes there is a significant risk that it was a PFIC for the taxable year ended November 30, 2022, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If the Company is classified as a PFIC in any taxable year in which a U.S. Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a U.S. Holder's Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any "excess distribution" from the Company and on the U.S. Holder's gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the U.S. Holder's holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Each U.S. Holder should consult its own tax advisor regarding the classification of the Company as a PFIC and the consequences of such classification.

Distributions on Offered Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares, and thereafter as a gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company does not expect to determine its current and accumulated earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution by the Company with respect to Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the "dividends received deduction" allowed to corporations under the Code with respect to dividends received from domestic corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Dividends paid to a U.S. Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) its tax basis in such Offered Shares sold or otherwise disposed of. Such gain or loss will be a long-term capital gain or loss if the Offered Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as "foreign source" under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as "foreign source" (see a more detailed discussion at "Foreign Tax Credit" below). Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally may elect to deduct or credit such tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive category income". Because the foreign tax credit rules are complex, U.S. Holders should consult their own tax advisors regarding the foreign tax credit rules, including the source of any dividends paid to U.S. Holders.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to distributions by a PFIC are complex, and a U.S. Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of Offered Shares, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes. Different rules may apply to U.S. Holders subject to the accrual method of tax accounting. U.S. Holders should consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning and disposing of foreign currency.

Passive Foreign Investment Company Rules

If the Company is a PFIC within the meaning of Section 1297 of the Code at any time during a U.S. Holder's holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder's acquisition, ownership and disposition of Offered Shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a given tax year: (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test"); or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all income less the cost of goods sold, and "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it; (a) held a proportionate share of the assets of such other corporation; and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "lower-tier PFIC"), and will be subject to U.S. federal income tax on: (a) a distribution on the shares of a lower-tier PFIC; and (b) a disposition of shares of a lower-tier PFIC, both as if the U.S. Holder directly held the shares of such lower-tier PFIC.

The Company believes there is a significant risk that it was a PFIC for the tax year ended November 30, 2022, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether such U.S. Holder makes a Qualified Electing Fund Election under Section 1295 of the Code ("QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution paid on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Offered Shares, if shorter).

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on Offered Shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day of a Non-Electing U.S. Holder's holding period for the Offered Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the U.S. Holder's other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

If the Company is a PFIC and a U.S. Holder makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of: (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder; and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of: (a) "earnings and profits" over; (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election generally: (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election; and (b) will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the U.S. Holder's holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company intends to satisfy the record-keeping requirements and make available to U.S. Holders a PFIC Annual Information Statement and any other information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. Accordingly, it is expected that U.S. Holders will be able to make a QEF Election with respect to the Company or its subsidiaries.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be "marketable stock" if they are regularly traded on: (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to section 11A of the Securities and the Exchange Act; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for Offered Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares if the Company is a PFIC.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

U.S. Holders that make a Mark-to-Market Election generally also will adjust their tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. U.S. Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to Offered Shares, no such election may be made with respect to the stock of any lower-tier PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC.

The PFIC rules are complex, and U.S. Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares in the event the Company is a PFIC at any time during the holding period for such Offered Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information relating to an interest in Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Offered Shares. Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder's U.S. federal income tax returns. In addition, if U.S. Holders hold Offered Shares in any tax year in which we are classified as a PFIC, such U.S. Holders will generally be required to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, for such tax year. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Offered Shares.

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on Offered Shares, and proceeds arising from certain sales or other taxable dispositions of Offered Shares, may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder: (a) fails to furnish such U.S. Holder's correct U.S. social security or other taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails under certain circumstances to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes the required information to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. U.S. Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in Forward-Looking Statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, you should carefully consider the risks described below as they relate to the Offering under this prospectus supplement, as well as the risks described under the "Risk Factors" section of the Annual Information Form and the accompanying prospectus, as they relate to the business of the Company, our Common Shares and more, before purchasing the Offered Shares.

Risks Related to the Offering

Net Proceeds to the Company

There is no certainty that the maximum amount of US$50,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company's behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Use of Proceeds

The Company intends to use the net proceeds from the Offering as described under "Use of Proceeds". However, management will have discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under "Use of Proceeds" if it believes that it would be in the best interests of the Company to do so or if circumstances change. Management may spend a portion or all of the net proceeds from the Offering in ways that shareholders of the Company may not desire or that may not yield a significant return or any return at all. Purchasers may not agree with the manner in which management chooses to allocate and spend the use of proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the business of the Company.

High Risk, Speculative Nature of Investment

An investment in the securities of the Company carries a high degree of risk, should be considered speculative by investors and may result in the loss of an investor's entire investment. The Company has no history of earnings, a limited business history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The Company's operations are not sufficiently established such that it can mitigate the risks associated with the Company's planned activities.

At-the-Market Offering

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

Liquidity Concerns and Future Financing Requirements

The Company has negative cash flow from operating activities in its most recently completed financial year and may require additional financing in order to fund its business plan. The Company's ability to arrange such financing in the future will depend in part on prevailing capital market conditions, as well as the Company's business success. There can be no assurance that it will be successful in its efforts to arrange additional financing on satisfactory terms, or at all. If additional financing is raised by the issuance of Common Shares or securities exchangeable for or convertible into Common Shares, control of the Company may change and its shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its businesses at its maximum potential, to expand, to take advantage of other opportunities or to otherwise remain in business.

"Passive Foreign Investment Company" Risk

Prospective investors who are "U.S. Holders" (as defined above in "Certain United States Federal Income Tax Considerations") should be aware that they could be subject to certain adverse U.S. federal income tax consequences if the Company is classified as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income and assets from time to time and the nature of our activities. The Company believes there is a significant risk that it was a PFIC for the taxable year ended November 30, 2022, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If the Company is classified as a PFIC in any taxable year in which a U.S. Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a U.S. Holder's Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any "excess distribution" from the Company and on the U.S. Holder's gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the U.S. Holder's holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Prospective investors who are U.S. Holders should also be aware that, for each taxable year, if any, that the Company is a PFIC, the Company intends to satisfy the record-keeping requirements and make available to U.S. Holders a PFIC annual information statement and any other information such U.S. Holders require to make a "QEF Election" (as defined above in "Certain United States Federal Income Tax Considerations") with respect to the Company or any subsidiary that also is classified as a PFIC. Accordingly, it is expected that U.S. Holders will be able to make a QEF Election with respect to the Company or its subsidiaries. Prospective investors who are U.S. Holders should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the availability, advisability and implications of making tax elections to mitigate possible adverse U.S. federal income tax consequences but that may result in an inclusion in gross income without receipt of such income.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

We are a company incorporated under the Canada Business Corporations Act. Additionally, certain of the Company's directors and officers reside outside of Canada. The directors and officers named below have appointed the following agent for service of process:

Name of Director	Name and Address of Agent
Gloria Ballesta	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2
Mario Bernardo Gernero	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Sangra Moller LLP, with respect to Canadian legal matters, and by Haynes and Boone, LLP, with respect to United States legal matters, and on behalf of the Agents by DLA Piper (Canada) LLP, with respect to Canadian legal matters and by DLA Piper LLP (US), with respect to United States legal matters.

As of the date hereof, the partners and associates, as a group, of each of Sangra Moller LLP and DLA Piper (Canada) LLP beneficially own, directly and indirectly, less than 1% of the issued and outstanding Common Shares of the Company or any of its associates or affiliates.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, ("PwC"), located at 250 Howe Street, Suite 1400, Vancouver, BC, Canada, V6C 3S7. PwC reports that they are independent of us in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The Company's transfer agent and registrar is Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 and 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

ELIGIBILITY FOR INVESTMENT

In the opinion of Sangra Moller LLP, counsel to the Company, and DLA Piper (Canada) LLP, counsel to the Agents, based on the current provisions of the Tax Act and the Regulations, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Tax Act and the Regulations for trusts governed by a "registered retirement savings plan", "registered retirement income fund", "tax-free savings account", "registered education savings plan", "registered disability savings plan", "first home savings account" (collectively referred to as "Registered Plans") and a "deferred profit sharing plan" (each as defined in the Tax Act), provided that the Offered Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX and NYSE American) or the Company qualifies as a "public corporation" (as defined in the Tax Act).

Notwithstanding that an Offered Share may be a qualified investment for a Registered Plan, if an Offered Share is a "prohibited investment" within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will not generally be a "prohibited investment" for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm's length with the Company for the purposes of the Tax Act and (ii) does not have a "significant interest" (as defined in the Tax Act) in the Company. In addition, the Offered Shares will not be a "prohibited investment" if the Offered Shares are "excluded property" within the meaning of the Tax Act, for the Registered Plan.

Holders, annuitants and subscribers of Registered Plans should consult their own tax advisors with respect to whether Offered Shares would be a "prohibited investment" having regard to their particular circumstances.

STATUTORY EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated October 26, 2023, the Company was granted exemptive relief from the requirement that this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages. For the purposes of this prospectus supplement, the Company is not required to publicly file French versions of this prospectus supplement and the documents incorporated by reference herein.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser's statutory rights in connection with any purchase of Offered Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers' rights in the prospectus under the heading "Statutory Rights of Withdrawal and Rescission" solely with regard to the Offering.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Offered Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser because the prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference into this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of GoldMining Inc. at Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2, and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 24, 2023

GOLDMINING INC.

$100,000,000

Common Shares

Preferred Shares

Warrants

Subscription Receipts

Debt Securities

Units

This short form base shelf prospectus (the "Prospectus") relates to the offering for sale by GoldMining Inc. (the "Company") from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of up to $100,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares in the capital of the Company ("Common Shares"); (ii) preferred shares in the capital of the Company ("Preferred Shares"), issuable in series; (iii) warrants ("Warrants") to purchase other Securities (as defined below) of the Company; (iv) subscription receipts ("Subscription Receipts") convertible into other Securities of the Company; (v) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, "Debt Securities"); and (vi) units ("Units") comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Preferred Shares, Warrants, Subscription Receipts, Debt Securities and Units are collectively referred to herein as the "Securities"). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a "Prospectus Supplement"). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The issued and outstanding Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", and on the NYSE American LLC (the "NYSE American") under the symbol "GLDG". On November 23, 2023, the closing price of the Common Shares on the TSX was $1.17, and on November 22, 2023, the closing price of the Common Shares on the NYSE American was US$0.8017.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some of its officers and directors are residents of a foreign country, that some of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States. See "Enforceability of Certain Civil Liabilities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference into this Prospectus and any Prospectus Supplement and consider such risks in connection with an investment in such Securities. See "Risk Factors".

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading "Certain Federal Income Tax Considerations" as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of any Securities with respect to a particular offering will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares; (ii) in the case of Preferred Shares, the designation of the particular series, the number of Preferred Shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other terms specific to the Preferred Shares; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, whether the Warrants are being offered for cash, the designation, number and terms of the other Securities issuable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, the currency in which such other Securities are issued and any other terms specific to the Subscription Receipts; (v) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other terms specific to the Debt Securities; and (vi) in the case of Units, the number of Units being offered, the offering price and the designation, number and terms of the Securities comprising the Units, and any other terms specific to the Units. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities law. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to exemptions from registration or qualifications under applicable securities law. The Prospectus Supplement relating to each issue of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will or expects to receive, and any other material terms of the plan of distribution. This Prospectus may qualify an "at-the-market distribution" as defined in National Instrument 44-102 – Shelf Distributions ("NI 44-102").

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices vary as between purchasers and during the period of distribution of the Securities.

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an "at-the-market" distribution, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allotment position in the Securities. See "Plan of Distribution".

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors".

The Company's head office and principal address is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2 and the registered office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	2

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	4

FINANCIAL INFORMATION	5

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	5

TECHNICAL AND THIRD-PARTY INFORMATION	6

MARKETING MATERIALS	6

DOCUMENTS INCORPORATED BY REFERENCE	6

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	8

AVAILABLE INFORMATION	9

SUMMARY OF DESCRIPTION OF BUSINESS	9

CONSOLIDATED CAPITALIZATION	13

USE OF PROCEEDS	15

EARNINGS COVERAGE RATIO	15

PLAN OF DISTRIBUTION	15

DESCRIPTION OF SECURITIES	17

PRIOR SALES	29

TRADING PRICE AND VOLUME	30

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	30

EXEMPTIONS	30

RISK FACTORS	30

LEGAL MATTERS	32

INTERESTS OF EXPERTS	32

AUDITOR, TRANSFER AGENT AND REGISTRAR	33

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES	33

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	34

CONTRACTUAL RIGHTS OF RESCISSION	34

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	34

ABOUT THIS PROSPECTUS

In this Prospectus, "GoldMining", the "Company", "we", "us", and "our" refers, collectively, to GoldMining Inc. and our wholly owned subsidiaries.

GoldMining is a company incorporated under the federal laws of Canada. The Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Common Shares are traded in Canada on the TSX under the symbol "GOLD" and in the United States on the NYSE American under the symbol "GLDG".

This Prospectus is a base shelf prospectus that:

●

the Company has filed with the securities commissions in each of the provinces and territories of Canada, in order to qualify the offering of the Securities described in this Prospectus in accordance with National Instrument 44-101 – Short Form Prospectus Distributions ("NI 44-101") and NI 44‐102; and

●

forms part of a registration statement on Form F‐10 (the "Registration Statement") that the Company has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") under the multi-jurisdictional disclosure system ("MJDS") adopted by Canada and the United States.

Under this shelf registration process, the Company may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate offering price of $100,000,000. This Prospectus provides investors with a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus it will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus and the documents incorporated by reference herein constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance, business prospects or opportunities of the Company. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Examples of forward-looking statements in the Prospectus and the documents incorporated by reference herein include, but are not limited to statements regarding or relating to: capital expenditure programs and the timing and method of financing thereof; the requirement for additional financing in order to maintain the Company's operations and exploration activities; future acquisitions of mineral properties; the Company's vision and strategy; the criteria the Company will use when assessing potential acquisitions; the Company's belief that it will continue to be able to locate and retain professionals with the necessary specialized skills and knowledge; the Company's intention and ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and production; the Company's ability to raise the capital necessary to fund its operations and the potential development of its properties; the Company's ability to obtain the resources to conduct exploration and development activities on its properties; the Company's intention to continue to make expenditures to ensure compliance with applicable laws and regulations; the Company's intentions and expectations regarding exploration at any of its mineral properties; forecasts relating to mining, development and other activities at the Company's operations; potential increases in the ultimate recovery of gold from its properties; forecasts relating to market developments and trends in global supply and demand for gold; future royalty and tax payments and rates; future work on the Company's non-material properties; and the Company's mineral reserve and mineral resource estimates.

Such statements reflect the Company's current views with respect to future events and are subject to risks and uncertainties that are necessarily based upon a number of estimates and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this Prospectus, the Company has made various material assumptions which the Company believes are reasonable, including, but not limited to: current gold, silver, base metal and other commodity prices will be sustained, or will improve; the proposed development of the Company's projects will be viable operationally and economically and will proceed as expected; any additional financing required by the Company will be available, and on reasonable terms; the accuracy of any mineral reserve and mineral resource estimates; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Prospective investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: risks related to the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties; risks related to the uncertainty of Mineral Resource estimates; risks related to the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity; risks related to potential acquisitions of additional mineral properties; risk related to the Company's ability to renegotiate existing agreements related to certain of its projects; risks related to obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company's current and future projects and operations; risks related to government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as "social licence"), including the ability to obtain and maintain such approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of noncompliance; risks related to the presence of artisanal miners; risks inherent in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations; risks related to natural phenomena, terrorism, civil unrest and public health concerns (including health epidemics or pandemics); risks related to property and mineral title, including defective title to mineral claims or property; risks related to climate change and environmental regulation and liability; risks related to uncertainty of the performance of contractors; costs, delays and other risks associated with statutory and regulatory compliance; risks related to the Company's dependence on information technology systems and the possibility of cyber threats; risks related to general economic conditions; risks related to gold and other commodity price fluctuations and volatility; risks related to the fact that the Company has no known Mineral Reserves and that no economic reserves may exist on the Company's projects; risks related to the uncertainty of profitability, as the Company has no history of earnings; risks related to competitive conditions in the mineral exploration and mining industry; risks related to foreign exchange fluctuations; global financial conditions; risks related to the ability of the Company to retain skilled and experienced personnel, contractors, management and employees; risks related to potential litigation; risks related to foreign operations; risks related to possible conflicts of interest; risks related to the adequacy of the Company's internal controls over financial reporting as such standards are modified, supplemented or amended from time to time; uninsurable risks; the Company's broad discretion relating to the use of proceeds raised hereunder; the absence of a market through which the Securities, other than the Common Shares, may be sold; and additional factors described under the heading "Risk Factors" in this Prospectus, and under the heading "Risk Factors" in the AIF.

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Prospectus should not be unduly relied upon. These statements speak only as of the date of this Prospectus. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, mining terms used herein and in any document incorporated by reference but not otherwise defined have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") classification system, the CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council. NI 43-101 permits disclosure of a "historical estimate" (as defined in NI 43-101) using historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) the extent known, provides the key assumptions, parameters, and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the difference; (e) includes any more recent estimates or data available; (f) comments on what work needs to be done to upgrade or verify the historical estimate as current mineral resources or mineral reserves; and (g) states with equal prominence that (i) a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and (ii) the disclosing company is not treating the historical estimate as current mineral resources or mineral reserves.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or mineral reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws.

Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 ("SEC Industry Guide 7") under the Securities Exchange Act. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K ("Regulation S-K 1300") of the U.S. Securities Act which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

Under Regulation S-K 1300, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to the corresponding CIM Definition Standards. As a foreign private issuer filing this Prospectus with the SEC pursuant to MJDS, the Company is not required to provide disclosure on its mineral properties under Regulation S-K 1300 and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under MJDS, then the Company will be required to provide disclosure on its mineral properties under Regulation S-K 1300.

United States investors are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43‑101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Information contained in this Prospectusand the portions of documents incorporated by reference herein or therein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with U.S. federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION

The Company presents its financial statements in Canadian dollars and its annual financial statements are prepared in accordance with IFRS and interim financial statements are prepared in accordance with IFRS as applicable to interim financial reporting. Unless otherwise indicated, financial information included in or incorporated by reference into this Prospectus has been prepared in accordance with IFRS. As a result, certain financial information included in or incorporated by reference into this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under U.S. Generally Accepted Accounting Principles (GAAP) as issued by the Financial Accounting Standards Board. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

In this Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as "$" or "C$". United States dollars are referred to as "US$". The high, low, average and closing exchange rates for United States dollars in terms of the Canadian dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Year ended November 30 (C$)
	2022	2021	2020
High	1.3856	1.2952	1.4496
Low	1.2451	1.2040	1.2965
Average	1.2948	1.2536	1.3446
Closing	1.3508	1.2792	1.2965

	Nine months ended August 31 (C$)
	2023	2022
High	1.3807	1.3138
Low	1.3128	1.2451
Average	1.3462	1.2772
Closing	1.3531	1.3111

On November 23, 2023, the daily average exchange rate provided by the Bank of Canada in terms of the United States dollar was US$1.00 = C$0.7300.

TECHNICAL AND THIRD-PARTY INFORMATION

This Prospectus, including the documents incorporated by reference herein, includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

MARKETING MATERIALS

Certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any "template version" of "marketing materials" (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference into that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference or a copy of the Company's permanent information record may be obtained on request without charge from the Company's Chief Financial Officer at Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2, or by accessing the disclosure documents available electronically in Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR+"), which can be accessed at www.sedarplus.ca or in the United States through the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR+ and EDGAR are not incorporated by reference into this Prospectus except as specifically set out herein.

As at the date hereof, the following documents of the Company, filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference into this Prospectus, as further described below:

(a)	the annual information form of the Company for the year ended November 30, 2022, dated February 28, 2023 (the "AIF");
(b)

the audited consolidated financial statements of the Company for the years ended November 30, 2022 and 2021, together with the independent registered public accounting firm's report thereon and the notes thereto;

(c)	the management's discussion and analysis of the Company for the year ended November 30, 2022, dated February 28, 2023;
(d)

the unaudited condensed interim financial statements of the Company for the three and nine month periods ended August 31, 2023 and August 31, 2022, together with the notes thereto (the "Interim Financial Statements");

(e)	the management's discussion and analysis of the Company for the three and nine month period ended August 31, 2023 and August 31, 2022 dated October 13, 2023;
(f)	the management information circular of the Company dated March 31, 2023, prepared in connection with the annual general meeting of shareholders of the Company held on May 24, 2023;
(g)	the material change report dated December 30, 2022 announcing that the Company had renewed its at-the-market equity program for distribution of up to US$50 million of common shares of the Company;
(h)

the material change report dated January 6, 2023, announcing that David Garofalo has been appointed as a director of the Company and as co-Chair of the board of directors of the Company (the "Board"); and

(i)	the material change report dated April 24, 2023, announcing that USGO had closed its initial public offering of 2,000,000 units of USGO for gross proceeds of US$20.0 million (the "USGO IPO").

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required to be incorporated by reference into a short form prospectus by NI 44-101 filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of any offering of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the Registration Statement of which it forms a part, other information from documents filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.

Upon a new annual information form and related annual financial statements and management's discussion and analysis being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the term of this Prospectus: (i) the previous annual information form, the previous annual financial statements and related management's discussion and analysis; (ii) all interim financial statements and related management's discussion and analysis; (iii) all material change reports and information circulars and all Prospectus Supplements filed by the Company prior to the commencement of the Company's financial year in respect of which the new annual information form is filed; shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon new interim consolidated financial statements and related management's discussion and analysis being filed by the Company with the applicable securities regulatory authorities in Canada during the term of this Prospectus, all interim consolidated financial statements and related management's discussion and analysis filed prior to the new interim consolidated financial statements and related management's discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon a new information circular relating to an annual meeting of shareholders being filed by the Company with applicable securities regulatory authorities in Canada subsequent to the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, the information circular for the preceding annual meeting of shareholders and any other information circular filed by the Company prior to the commencement of the Company's financial year in respect of which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus, to the extent required by applicable securities laws. A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities offered thereunder. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company's securities.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference into this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, he or she should not rely on it.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) the consent of PricewaterhouseCoopers LLP; (3) powers of attorney from certain of the Company's directors and officers; (4) the consents of the "qualified persons" (for the purposes of NI 43-101) referred to in this Prospectus under "Interests of Experts"; and (5) the form of indenture for any Debt Securities issued hereunder. A copy of the form of any applicable warrant agreement, indenture, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with securities commissions or similar regulatory authorities in Canada on SEDAR+ at www.sedarplus.ca. The reports and other information filed and furnished by the Company with the SEC can be inspected on EDGAR the SEC's website at www.sec.gov. Reports and other information filed by the Company with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

The Company has filed with the SEC the Registration Statement under the U.S. Securities Act, with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

SUMMARY DESCRIPTION OF THE BUSINESS

The following description of the Company is, in some instances, derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Securities. You should carefully read the entire Prospectus and the applicable Prospectus Supplement, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, including the section of the AIF titled "Risk Factors", before making an investment decision.

GoldMining is a mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

As of the date of this Prospectus, the Company considers its La Mina Gold-Copper Project and its Titiribi Gold-Copper Project, located in Colombia, its São Jorge Gold Project, located in the State of Pará, northeastern Brazil, and its interest in the Whistler Gold-Copper Project, located in Alaska, United States, through its holdings of U.S. GoldMining Inc. ("USGO"), to be its material properties for the purposes of NI 43-101. The Company's assets also include the following projects: its Yarumalito Gold-Copper Project, located in Colombia, its Cachoeira, Surubim, Boa Vista, Batistão, Montes Aureos and Trinta Gold Projects, located in Brazil, its Crucero Gold Project, located in Peru, its Almaden Gold Project, located in Idaho, United States, and Its Yellowknife Gold and Rea Uranium Projects, located in Northwest Territories and Alberta, Canada, respectively. For further information on the Company's current projects, please see "Description of the Business" and "Description of Mineral Projects" in the AIF.

In addition, as of the date hereof, the Company owns approximately 80% of the outstanding shares of common stock of USGO, a subsidiary of the Company that completed its initial public offering and listing on the Nasdaq Capital Market in April 2023, and whose sole project is currently the Whistler Gold-Copper Project, located in Alaska, United States. USGO is consolidated by the Company in its financial statements and financial reporting, as USGO is majority owned and controlled having common management and a common director.

The Company does not have any operating income or cash flow from its properties, nor does it have a history of income from operations. The Company's operations and cash flow are primarily funded by and derived from equity financings.

Selected Update on Properties

The following description is, in some instances, derived from selected information about such projects contained in the documents incorporated by reference into this Prospectus. For further information on recent developments, please refer to the Company's AIF and Interim MD&A.

La Mina Project

For the year ended November 30, 2022, the Company incurred $1,462,242 of expenditures on the La Mina Gold-Copper Project, which included expenditures for its exploratory drilling program, camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. During 2022, the exploration drilling program was designed to test for the potential expansion of the project’s existing resource base. The 2022 drilling program successfully discovered extensions of previously identified gold-copper porphyry mineralization at the La Garrucha target and led to the announcement of an updated Mineral Resource estimate ("MRE") on the Company's 100% owned La Mina Project in early 2023.  The updated Preliminary Economic Assessment ("PEA") for La Mina was announced in July 2023, incorporating the new drilling discovery from 2022. In the nine months ended August 31, 2023, the Company had expenditures of $476,364 on the project, which primarily consisted of geological and technical studies to complete the updated MRE and the subsequent PEA.

The Company's objective for the project is to evaluate further opportunities to expand the mineral resources at the existing deposits and develop appropriate exploration programs that will target additional discovery within the existing land package. The Company intends to continue to assess potential opportunities to further optimize the La Mina gold-copper porphyry open pit mine as presented in the 2023 PEA, with a view to developing and advancing optimization work and additional studies.

The Company has not finalized any exploration plans as of the date hereof. The cost of any potential exploration program may vary as the project progresses and the approximate amount of time required to advance the project will vary with the success of such exploration programs. The long-term feasibility of developing the project into a profitable mining operation will in part be directly related to the costs and success of any potential exploration programs, which may be affected by a number of factors.

Whistler Project

For the year ended November 30, 2022, the Company had expenditures of $703,493 on the Whistler Gold-Copper Project, which primarily consisted of property maintenance and commencement of compilation and geological modeling activities to support and prepare for a potential exploration drilling program. During 2022, the Company had not yet finalized plans for the advancement of the project and, therefore, the expenditures related primarily to property maintenance and commencement of compilation and geological modeling activities to support and prepare for a potential exploration drilling program. In the nine months ended August 31, 2023, USGO disclosed expenditures of US$1,807,651 ($2,433,455) on the project, which primarily consisted of property maintenance, re-construction of the exploration camp, mobilization of field crews and materials to support the commencement of the proposed exploration program and initiation of the proposed exploration drilling program.

USGO's stated objective for the project is currently to conduct exploration in order to seek to expand the mineral resources at the Whistler Project with a view to advancing the project through economic assessment and study. USGO's currently planned exploration program over the 2023 and 2024 field seasons consists of up to 10,000-meters of core drilling, surface exploration which may include soil geochemical sampling and geophysical surveying, processing and interpretation, and collection of mine planning and mineral processing information including metallurgical, geotechnical and hydrogeological data. On August 21, 2023, USGO announced the commencement of the 2023 Phase 1 Drilling Program for the project, which includes 5,000 metres of initial drilling at the project. The program is intended to advance the underlying geologic model to support a potential updated mineral resource estimate for the project in preparation for a proposed preliminary economic assessment that USGO has announced it expects to commence in the first half of 2024.

In its prospectus dated April 19, 2023, USGO disclosed an initial budget of approximately US$6.6 million for its stated exploration programs. Such amount may vary as the project progresses, and the approximate amount of time required to advance the project will vary with success of the exploration and related resource definition drilling. The long-term feasibility of developing the project into a profitable mining operation will in part be directly related to the costs and success of USGO's exploration programs, which may be affected by a number of factors.

São Jorge Project

As disclosed in the Interim MD&A, with respect to the exploration licenses represented by administrative proceedings Nos. 850.193/2017 to 850.196/2017 held by the Company, for which the first 3-year term has expired, the Company has submitted preliminary exploration reports and license renewal applications for an additional 3-year term to the Brazilian National Mining Agency (the "ANM"). Proceeding No. 850.556/2013 was renewed for an additional 3-year term on April 28, 2023, as well as proceeding No. 850.275/2013 which was also renewed for an additional 3-year term on May 5, 2023. In addition, the final report submitted to the ANM, for exploration concession ANM no. 850.058/2002, was approved on October 30, 2023. The Company now has one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further development studies and an environmental license. There is no assurance that such studies or reports will be accepted or that such renewal applications will be approved by the ANM and Secretaria de Estado de Meio Ambiente/Pará.

For the year ended November 30, 2022, the Company incurred $272,029 of expenditures on the São Jorge Project, which included land access fees, consulting fees to vendors that provided geological and technical services, costs to conduct the infill drill core sampling program, and expenditures for camp maintenance costs. During 2022, the exploration program, consisting of a core sampling program and localized soil sampling programs, was intended as an initial step towards confirming our understanding of the deposit and as a precursor to potentially completing material exploration in the future. The 2022 drilling program assisted in an improved understanding the geological model for the deposit and helped identify additional exploration targets. In the nine months ended August 31, 2023, the Company had expenditures of $307,271 on the project, that included land access fees, consulting fees to vendors that provided geological and technical services and expenditures for camp maintenance costs. A review of the geological and resource models for the deposit continues to integrate the new information obtained from the core sampling program that was completed in 2022 as well as some localized soil sampling programs. The Company has also completed a program with third party consultants to compile and interpret an existing database of geophysical surveys and data completed by previous operators.

The Company's objective for the project is to interpret results from the geological, geophysical and soil sampling programs to better define the geological model and help identify additional exploration targets with potential to expand a better understanding of the existing mineral resource estimate and develop appropriate exploration programs that will target additional discovery within the regional land package. The Company is currently evaluating a potential exploration program to investigate numerous targets identified with geophysical and soil gold anomalies distributed throughout the property focusing within a five-kilometre radius of the existing mineral resource estimate at São Jorge. The Company has not finalized any exploration plans as of the date hereof and, as such, the anticipated cost and timing to advance the project is not known.

The cost of any potential exploration program may vary as the project progresses and the approximate amount of time required to advance the project will vary with the success of such exploration programs. The long-term feasibility of developing the project into a profitable mining operation will in part be directly related to the costs and success of any potential exploration programs, which may be affected by a number of factors.

Titiribi Project

As disclosed in the Interim MD&A, in August 2021, the Municipal Council of Titiribi issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. Similar actions have been made by the Municipal Council of Titiribi in the past, which were successfully challenged in 2017 and 2017. At present, the Territorial Ordinance Scheme is not impacting the Company's present activities and status to maintain the Titiribi Project as the situation in the Municipality of Titiribi, Colombia, continues to evolve. The Company plans to challenge the decision of the municipality through appropriate proceedings on the same basis as the prior successful challenges at such a time when it is reasonably expected that the Territorial Ordinance Scheme would be likely to prevent the Company from advancing the Titiribi Project along planned levels. No proceedings have been commenced at this time.

As disclosed in the AIF, the Company maintains the Titiribi Project in good standing. The Company had initially proposed a work program which included a drill program to be completed in 2022, however the program has received approval for deferral from Antioquia's Secretary of Mines. A deferral of this program was submitted as a result of restrictions due to the COVID-19 pandemic, as well as recent proceedings of the local municipality, described in further detail above, which was granted and extends to April 2024. With the granting of the deferral, the initially planned work program will be deferred until later as the Company focuses on higher priority projects.

For the year ended November 30, 2022, the Company had expenditures of $267,633 on the Titiribi Gold-Copper Project, which primarily consisted of property maintenance. During 2022, the Company had not yet finalized plans for the advancement of the project and, therefore, the expenditures related primarily to property maintenance. In the nine months ended August 31, 2023, the Company had expenditures of $179,486 on the project, which primarily consisted of property maintenance and technical studies and evaluation designed to advance understanding of the geological and economic potential of the property.

The Company's objective for the project is to advance technical studies and geological modeling in order to support a potential exploration, technical studies or project advancement program. These plans have not been finalized to date.

The cost of the initial proposed work program may vary as the project progresses and the approximate amount of time required to advance the project will vary with the success of such work program. The long-term feasibility of developing the project into a profitable mining operation will in part be directly related to the costs and success of any potential exploration programs, which may be affected by a number of factors.

Boa Vista Project

As disclosed in the Interim MD&A, for the Boa Vista Joint Venture Project, with respect to the mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of Boa Vista Gold Inc. ("BVG"), was required to pay R$3.62 million in September 2018 to the counterparty thereunder. In August 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$0.40 million in August 2019 to the counterparty and a further R$3.22 million ($0.84 million) was due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty. The Company is in active negotiations to modify the payment provisions due in connection with the Boa Vista Joint Venture Project, and the parties have reached an agreement in principle that allows the Company to keep the project in good standing under favourable terms. The Company is presently working on finalizing formal documentation to reflect such agreement, pursuant to which the Company will make (i) a cash payment on the date of signing the new term sheet in the amount of R$220,000, and (ii) annual cash payments in the amount of R$210,000, commencing in June 2024.

CONSOLIDATED CAPITALIZATION

As of the date hereof, the Company has 182,834,640 Common Shares outstanding, 15,357,695 outstanding share options exercisable into 15,357,695 Common Shares and 43,750 outstanding restricted share rights convertible into 43,750 Common Shares.

Other than as described herein, there have been no material changes in the share and loan capital of the Company, on a consolidated basis since the date of the Interim Financial Statements.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

At-the-Market Equity Programs

On December 10, 2021, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "2021 Program"), for the distribution of up to US$50.0 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares were qualified by a prospectus supplement dated December 10, 2021 (the "2021 Supplement") to the Company's base shelf prospectus dated October 27, 2021 (the "2021 Base Shelf"). The 2021 Program terminated on January 1, 2023, and the Company realized total net proceeds of approximately $22,851,546 (US$17,284,711) under such program.

On December 30, 2022, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "2022 Program"), for the distribution of up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares were qualified by a prospectus supplement dated December 30, 2022 (the "2022 Supplement" and, together with the 2021 Supplement, the "ATM Supplements") to the 2021 Base Shelf. Unless earlier terminated by the Company or the agents as permitted therein, the 2022 Program will terminate upon the earlier of: (i) the date that the aggregate gross sales proceeds of ATM Shares sold under the 2022 Program reaches the aggregate amount of US$50.0 million (or the equivalent in Canadian dollars); or (ii) November 27, 2023. To date, the Company has realized total net proceeds of approximately $14,993,758 (US$11,135,382) under the 2022 Program.

Under the 2021 Program and 2022 Program, the Company has raised an aggregate net proceeds of approximately $37.8 million (US$28.4 million) and, in each of the ATM Supplements, disclosed its intent to use proceeds raised thereunder to fund the exploration and development of its mineral properties, to fund future acquisitions as may be determined by the Company, and for working capital. The following table sets out a comparison of how the Company used the net proceeds realized under the ATM Supplements, other than working capital, as of the date of the Interim Financial Statements:

Activity or Nature of Expenditure	Use of Net Proceeds under 2022 Program(1)	Use of Net Proceeds under 2021 Program(1)
Fund the exploration and development of mineral properties	US$688,000	US$2,070,000(4)

Fund future acquisitions	nil	nil

Other general working capital purposes(2)(3)	US$6,906,000	US$15,215,000

Total	US$7,594,000(5)	US$17,285,000(6)

Notes:

(1)

Due to the uncertainty of timing and amount of proceeds received by the Company under the 2021 Program and 2022 Program, in determining the use of proceeds from the ATM Supplements for a particular activity or expenditure, the Company assumed a "first in, first out" accounting method with other funds available for such expenditures. The Company’s first sale under its 2021 Program was on March 1, 2022. As at February 28, 2022 the Company had cash and cash equivalents of $9,109,258 (US$7,186,791).

(2)	Excludes USGO expenditures funded by USGO’s IPO proceeds from April 24, 2023.
(3)	Includes all other expenditures of the Company, such as general and administrative expenses, financing costs, repayment of the margin loan and purchase of long-term investments and shares of USGO.
(4)	Includes approximately US$712,000 in exploration costs for USGO, which were subsequently repaid by USGO.
(5)	As of the date of the Interim Financial Statements, the Company raised net proceeds of US$9,218,000 from the 2022 Program, of which approximately US$7,594,000 had been used.
(6)	Net proceeds raised under the 2021 Program totaled $17,284,711.

Due to the nature of at-the-market distributions, the net proceeds from the 2021 Program and 2022 Program were not determinable at the time of filing the applicable ATM Supplement and, as such, no estimated amounts were allocated to the disclosed intended use of proceeds.

As of the date of the Interim Financial Statements, the Company has approximately US$1,624,000 of net proceeds from the 2022 Program remaining on hand.

USGO IPO

USGO completed the USGO IPO on April 24, 2023. The net proceeds to USGO from the USGO IPO were approximately $24.3 million (US$19.1 million). In USGO's prospectus dated April 19, 2023 (the "IPO Prospectus"), it disclosed its intent to use the net proceeds raised thereunder to fund exploration and development activities and community consultation, for permitting/reporting and environmental baseline and heritage studies, for repayment of funds advanced by GoldMining and/or its subsidiaries, for re-activation of the existing exploration camp at the Whistler Project and for working capital. The following table sets out a comparison of how USGO has used the net proceeds realized under the USGO IPO in comparison to the estimated use of proceeds disclosed in the IPO Prospectus as of the date of the Interim Financial Statements:

Activity or Nature of Expenditure	Estimated Use of Proceeds	Actual Use of Proceeds
Exploration and development activities on Whistler Project, including infill and exploration drilling, metallurgical sampling, economic studies and consultation	US$6,220,000	US$1,458,000

Permitting and reporting	US$1,175,000	US$170,000

Repayment of current liabilities, including advance from GoldMining(1)	US$2,381,000	US$1,759,000

General and administrative expenses	US$3,240,000	US$2,268,000

Other general working capital purposes	US$4,284,000	US$2,435,000(2)

Total	US$17,300,000	US$8,090,000

Notes:

(1)

During the years ended November 30, 2022, 2021 and 2020, liquidity needs of USGO were met through funding provided by GoldMining. Upon completion of the USGO IPO, USGO utilized a portion of the proceeds to repay such advances.

(2)	Includes prepaid expenses of $1,493,000.

Actual use of proceeds for exploration and development activities on Whistler Project of the date of the Interim Financial Statements was US$1,458,000, compared to US$6,220,000 estimated as at April 19, 2023 in the IPO Prospectus. The proceeds used to date primarily relate to USGO's 2023 Phase 1 drilling program, which commenced in August 2023 and comprises up to an initial 5,000 meters. The proposed use of proceeds previously disclosed includes budgeted expenditures associated with a full 10,000 metre program.

Actual use of proceeds for permitting and reporting was US$170,000, compared to US$1,175,000 estimated as at April 19, 2023 in the IPO Prospectus. The proceeds used to date primarily relate to planned permitted and reporting activities which have yet to commence.

Actual use of proceeds for repayment of liabilities was US$1,759,000, compared to US$2,381,000 estimated as at April 19, 2023 in the IPO Prospectus. The difference was primarily related to actual IPO-related expenditures being less than initially estimated.

Actual use of proceeds for general and administrative expenses was US$2,268,000, compared to US$3,240,000 estimated as at April 19, 2023 in the IPO Prospectus. The proceeds used to date primarily relate to actual general and administrative expenditures, and the difference is due to budgeted general and administrative expenditures for future activities, which have yet to be incurred.

Actual use of proceeds for general working capital was US$2,435,000, compared to US$4,284,000 estimated as at April 19, 2023 in the IPO Prospectus. The proceeds used to date primarily relate to prepaid expenses, including advances for USGO’s exploration program and the construction of camp structures. The difference is due to budgeted future activities, which have yet to be incurred, including Whistler Project exploration camp, plant and equipment repairs and purchases.

As of the date of the Interim Financial Statements, USGO retains approximately US$11.0 million from proceeds from the USGO IPO.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities to fund the exploration and development, as warranted, of its mineral properties, including to complete minimum work programs, property payments and other expenditures to maintain the Company's property rights, to identify future acquisition opportunities as they may arise and as may be determined by the Company, working capital and for other general corporate purposes.

Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company's actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

The Company is an exploration stage company and has not generated cash flow from operations. As at November 30, 2022 and during the three and nine months ended August 31, 2023, the Company had negative cash flow from operating activities. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. As a result, the Company may need to allocate a portion of the proceeds of any offering of Securities to fund any such negative operating cash flow in future periods.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains effective, offer for sale and issue up to an aggregate of $100,000,000 in Securities hereunder.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. Each Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any commission, fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. If Securities sold pursuant to a Prospectus Supplement are acquired by underwriters for their own account, they may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102 made through the facilities of the TSX, the NYSE American or other existing trading markets for the Common Shares. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The price at which the Securities will be offered and sold may vary as between purchasers and during the period of distribution of the applicable Securities. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters', dealers' or agents' fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an "at-the-market" distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, agent or dealer involved in an "at-the-market distribution", as defined in NI 44-102, no affiliate of such an underwriter, agent or dealer and no person or company acting jointly or in concert with such an underwriter, agent or dealer may in connection with such distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed under an "at-the-market" Prospectus Supplement, including an aggregate number or principal amount of Securities that would result in the underwriter, agent or dealer creating an over-allotment position in the Securities.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Securities (other than Common Shares), as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurances can be given that a market for trading in Securities (other than Common Shares) of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus, that may be offered pursuant to this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities as may be offered under this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering, and the extent to which the general terms and provisions described below may apply to such Securities will be described in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

Registered holders of Common Shares are entitled to receive notice to attend and to cast one vote per Common Share held at all meetings of the Company's shareholders, except meetings at which only registered holders of some other specified class or series are, at law or pursuant to the Articles of Continuance of the Company, entitled to vote. Subject to any prior rights of the registered holders of the preferred shares of the Company and of the registered holders of any other shares of the Company ranking senior to the Common Shares with respect to payment of dividends, the registered holders of Common Shares have the right to receive dividends, if any, in such amount and payable in such manner as the Board in its discretion may declare. In the event of the liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, registered holders of Common Shares will, subject to any prior rights of the registered holders of preferred shares of the Company and any other class of shares of the Company ranking senior to the Common Shares, have the right to receive, equally on a share-for-share basis, the remaining assets of the Company. Holders of our Common Shares have no pre-emptive, redemption, purchase or conversion rights attaching to their shares, and the Common Shares, when fully paid, will not be liable to further call or assessment.

The Common Shares are listed on the TSX and the NYSE American under the symbol "GOLD" and "GLDG", respectively.

Preferred Shares

The following is a brief summary of certain general terms and provisions of the Preferred Shares that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Preferred Shares as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Preferred Shares, and the extent to which the general terms and provisions described below may apply to such Preferred Shares will be described in the applicable Prospectus Supplement.

The Preferred Shares are issuable in series. The Preferred Shares of each series rank in parity with the Preferred Shares of every other series with respect to dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The Preferred Shares are entitled to a preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

The Board is empowered to fix the number of Preferred Shares and the rights to be attached to the Preferred Shares of each series, including the rate, amount or kind of dividends and any conversion, voting and redemption rights. Subject to the Company's by-laws and applicable law, the holders of Preferred Shares, as a class, are not entitled to receive notice of or attend or vote at meetings of the Company's shareholders.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

We may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. Warrants, like other Securities that may be sold, maybe listed on a securities exchange subject to exchange listing requirements and applicable legal requirements. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company and, if applicable, the Company will file with the SEC as exhibits to the Registration Statement, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation of the Warrants;

●	the description and aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the currency or currencies in which the Warrants will be offered;

●	the exercise price of the Warrants and the currency or currencies in which the applicable Securities may be purchased upon such exercise;

●	the dates or periods during which the Warrants are exercisable including any "early termination" provisions;

●	the designation, number and terms of any Securities with which the Warrants are issued;

●	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

●

whether such Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any minimum or maximum subscription amount of Warrants;

●	the identity of the Warrant agent;

●	whether such Warrants will be listed on any securities exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●	certain material U.S. and Canadian federal tax consequences of owning the Warrants; and

●	any other material terms and conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities to be received on the exercise of the Warrants, including the right to receive payments of dividends or the right to vote such underlying Securities.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement.

Units may be offered separately or together with other Securities, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation and aggregate number of Units offered;

●	the price or prices, if any, at which the Units will be offered;

●	the currency in which the Units will be offered;

●	the designation, number and terms of the Securities comprising the Units and any agreement governing the Units;

●	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	the date on and after which the Securities comprising the Units will be separately transferable;

●	whether the Securities comprising the Units will be listed on any securities exchange;

●

whether such Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units and the Securities comprising the Units;

●	certain material U.S. and Canadian federal tax consequences of owning the Units; and

●	any other material terms and conditions of the Units.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under one or more subscription receipt agreements, each to be entered into between the Company and an escrow agent (the "Escrow Agent"), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province or territory thereof and authorized to carry on business as a trustee. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company. In the United States, the Company will file as exhibits to the Registration Statement, or will incorporate by reference from Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt describing the terms and conditions of subscription receipts the Company is offering before the issuance of such subscription receipts.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

●	the aggregate number of Subscription Receipts offered;

●	the price at which the Subscription Receipts will be offered;

●	the currency in which the Subscription Receipts will be offered and whether the price is payable in installments;

●	the terms, conditions and procedures for the conversion or exchange of the Subscription Receipts into other Securities;

●	the dates or periods during which the Subscription Receipts may be converted or exchanged into other Securities;

●	the designation, number and terms of the other Securities that may be issued upon exercise or deemed conversion of each Subscription Receipt;

●	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	conditions to the conversion or exchange of Subscription Receipts into Securities and the consequences of such conditions not being satisfied;

●	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

●

provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

●	the identity of the Subscription Receipt agent;

●	whether the Subscription Receipts will be listed on any securities exchange;

●	any minimum or maximum subscription amount;

●

whether such Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

●	certain material Canadian and United States tax consequences of owning or converting or exchanging the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities to be received on the exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement.

The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be. The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

The Debt Securities may be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A copy of any such trust indenture will be filed with the relevant securities regulatory authorities in Canada after it has been entered into by the Company and will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part.

Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective Investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information regarding the general material terms and provisions of the Debt Securities. Prospective investors also should refer to the Indenture, as it may be supplemented by any supplemental indenture, for a complete description of all terms relating to the Debt Securities.

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur. The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. The description in any such Prospectus Supplement may include, but may not be limited to, any of the following, if applicable:

●	the specific designation of the Debt Securities;

●	any limit on the aggregate principal amount of the Debt Securities;

●

the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

●

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

●

whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

●	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

●	the covenants applicable to the Debt Securities;

●	the terms and conditions for any conversion or exchange of the Debt Securities for any other Securities;

●

the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

●	whether the Debt Securities will be secured or unsecured;

●

whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

●	whether the Debt Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

●

the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000, integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than $5,000;

●	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

●	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

●	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

●	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

●	any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

●	the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

●	whether the holders of any series of Debt Securities have special rights if specified events occur; and

●	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each such series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payable and other indebtedness, of our subsidiaries.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company's other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless otherwise permitted by the terms of the Indenture or until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The law of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depositary for a global security and its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company's sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $1,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Company, or at the Company's option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount/ If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

●

issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

●

register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

●

exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

●

issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

In the event that the Company is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, it shall continue to file with the SEC and provide the trustee:

●

within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F, or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

●

within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not the Company has any of its securities so listed.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

●	the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

●	the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

●	the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

●

the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

●	certain events involving the Company's bankruptcy, insolvency or reorganization; and

●	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues (other than a bankruptcy-related event of default), a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

●	the entire principal and interest of the Debt Securities of the series; or

●	if the Debt Securities are discounted securities, that portion of the principal as described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

●	the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

●

the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

●

the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders' notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term "defeasance", it means discharge from certain obligations (other than obligations that survive such defeasance, as specified in the Indenture) with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company's option:

●	the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

●	the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

●

an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

●

an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

●	a certificate of one of the Company's officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities and not just from the Company's covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

●

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

●	the Company is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

●	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more Supplemental Indentures (a "Supplemental Indenture") with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

●	change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

●	reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

●	reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

●	change the place or currency of any payment;

●	affect the holder's right to require the Company to repurchase the Debt Securities at the holder's option;

●	impair the right of the holders to institute a suit to enforce their rights to payment;

●	adversely affect any conversion or exchange right related to a series of Debt Securities;

●	reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

●	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment or principal, premium if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

●	evidence its successor under the Indenture;

●	add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

●	add events of default;

●

provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

●	establish the forms of the Debt Securities as permitted by the Indenture;

●	appoint a successor trustee under the Indenture;

●	add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

●

cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

●

change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

To the extent the Indenture is governed by the Trust Indenture Act, the Indenture and the Debt Securities will be governed and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Company. If a Trustee acquires any conflicting interest as defined in the Trust Indenture Act it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

Under the Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

PRIOR SALES

Information in respect of the Common Shares that were issued within the previous twelve-month period, Common Shares that were issued upon the exercise of options and restricted share rights, and in respect of the grant of options and restricted share rights will be provided as required in any applicable Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX in Canada and the NYSE American in the United States under the symbol "GOLD" and "GLDG", respectively. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated October 26, 2023, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an "at-the-market" distribution) be translated into French if the Company offers the Securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference into this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference into this Prospectus, including in the AIF under the heading "Risk Factors". Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company's business, financial condition, results of operations or prospects. See "Documents Incorporated by Reference".

Negative Cash Flow from Operating Activities

The Company is an exploration stage mining company, and has not yet generated positive operating cash flow. The Company will continue to experience negative cash flow from operations in the foreseeable future. The Company has incurred net losses in the past and may incur losses in the future unless it can derive sufficient revenues from its business and operations. Such future losses could have an adverse effect on the market price of the Company's securities, which could cause investors to lose part or all of their investment.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company's financial condition, historic financial performance and future prospects.

There is no public market for the Preferred Shares, Warrants, Subscription Receipts, Debt Securities or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of such Securities on any securities exchanges. If the Preferred Shares, Warrants, Subscription Receipts, Debt Securities or Units are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors including general economic conditions and the Company's financial condition. There can be no assurance as to the liquidity of the trading market for the Preferred Shares, Warrants, Subscription Receipts, Debt Securities or Units or that a trading market for these securities will develop.

Public Markets and Share Prices

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the NYSE American or any other stock exchange could be subject to significant fluctuations in response to variations in the Company's financial results, the global economy or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the NYSE American or any other stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the NYSE American or any other stock exchange. There can be no assurance of the price at which the Common Shares or any other Securities offered hereunder that become listed and posted for trading on the TSX, the NYSE American or any other stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any Securities of the Company issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for securities of the Company issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company's earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company's issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Discretion Concerning the Use of Proceeds

Our management will have substantial discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

Different Shareholder Protections between the United States and Canada

We are organized and exist under the laws of Canada and, accordingly, are governed by the Canada Business Corporations Act (the "CBCA"). The CBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders' suits, indemnification of directors and inspection of corporation records.

The Company is a Foreign Private Issuer within the Meaning of the Rules under the Exchange Act, and is Exempt from Certain Provisions Applicable to United States Domestic Public Companies

Because we are a "foreign private issuer" under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10‐Q or current reports on Form 8‐K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non‐public information under Regulation FD.

We are required to file an annual report on Form 40‐F with the SEC within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10‐K and quarterly reports on Form 10‐Q in lieu of Form 40‐F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

The Company May Be Treated as a "Passive Foreign Investment Company" under the U.S. Internal Revenue Code, Which Could Result in Adverse U.S. Federal Income Tax Consequences for U.S. Investors

Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if we are classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective U.S. investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any securities offered, certain legal matters in connection with the securities offered by this Prospectus will be passed upon on behalf of the Company by Sangra Moller LLP, as to Canadian legal matters, and Haynes and Boone, LLP, as to United States legal matters.

INTERESTS OF EXPERTS

All technical and scientific information discussed in this Prospectus, any Prospectus Supplement or any documents incorporated by reference herein, including mineral resource estimates for the Company's material properties, and all technical and scientific information for the Company's other non-material projects, has been reviewed and approved by Paulo Pereira, President of the Company. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a Qualified Person and is a member of the Association of Professional Geoscientists of Ontario.

Sue Bird, P.Eng., authored a technical report titled "Mineral Resource Estimate for the Whistler Project", dated effective September 22, 2022. Sue Bird is a Qualified Person and is independent of the Company.

Joseph A. Kantor, M.SC., MMSA Geology, Robert E. Cameron, Ph.D., MMSA Mining and Ore Reserves, and Mauricio Castañeda, MAIG, prepared a technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia", dated effective June 14, 2021. Each of Joseph A. Kantor, Robert E. Cameron, and Mauricio Castañeda is a Qualified Person and is independent of the Company.

Porfirio Rodriguez, B.Sc. (Min.Eng), FAIG, and Leonardo de Moraes Soares, B.Sc. (Geo.), MAIG, authored a technical report titled "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", dated effective May 31, 2021. Each of Porfirio Rodriguez and Leonardo de Moraes Soares is a Qualified Person and is independent of the Company.

Scott E. Wilson, C.P.G., SME-RM, Paul Hosford, P.Eng., and Michael Cole, SME-RM, authored a technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia", dated effective July 24, 2023. Each of Scott E. Wilson, Paul Hosford and Michael Cole is a Qualified Person and is independent of the Company.

None of the experts named under this heading and the heading "Legal Matters", nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received, or is expected to receive, registered or beneficial interests, direct or indirect, in Common Shares or other property of the Company or any of its associates or affiliates representing 1% or more of the outstanding Common Shares. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, other than with respect to Mr. Pereira as described above, is currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is the auditor of the Company. They are located at Suite 1400 – 250 Howe Street, Vancouver, British Columbia V6C 3S7. PricewaterhouseCoopers LLP has confirmed that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc., located at 520 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Gloria Ballesta and Mario Bernardo Garnero, directors of the Company, reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Gloria Ballesta	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2

Mario Bernardo Garnero	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2

Each of Paulo Pereira, Joseph A. Kantor, Robert E. Cameron, Mauricio Castañeda, Scott E. Wilson, Michael Cole, Porfirio Rodriguez and Leonardo de Moraes Soares, each of whom is a "qualified person" required to file a consent with this Prospectus, resides outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process in Canada.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of Canada and its principal place of business is outside the United States. Certain of the directors and officers of the Company and certain experts named under "Interests of Experts" herein are resident outside of the United States and a substantial portion of the Company's assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 28 Liberty Street, New York, New York 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Subscription Receipts and Warrants if offered separately without any other Securities, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Subscription Receipt or Warrant, as the case may be, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser's statutory rights of withdrawal and rescission.

Securities legislation in certain of the provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In certain of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory.

However, purchasers of Securities distributed under an "at-the-market" distribution by the Company do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under NI 44-102. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Any remedies under securities legislation that a purchaser of Securities distributed under an "at-the-market" distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by a purchaser containing a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above.

In an offering of securities that are convertible, exchangeable or exercisable into other securities, purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, in certain provincial and territorial securities legislation, to the price at which such securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces or territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.